COMMENTS RECEIVED ON APRIL 14, 2011

FROM EDWARD BARTZ

FIDELITY FIXED-INCOME TRUST (File Nos. 002-41839 and 811-02105)

Fidelity Municipal Income 2015 Fund
Fidelity Municipal Income 2017 Fund
Fidelity Municipal Income 2019 Fund
Fidelity Municipal Income 2021 Fund
POST-EFFECTIVE AMENDMENT NO. 153

1. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Managing the fund to have similar overall interest rate risk to an index designed to represent Fidelity Management & Research Company (FMR)'s view of how the fund's competitive universe will perform over time."

C: The Staff requests we disclose the index.

R: We direct the Staff's attention to the following disclosure in "Investment Details" (using Fidelity Municipal Income 2015 Fund as an example): "FMR uses a customized municipal bond index as a guide in structuring the fund and selecting its investments. This index, a market value-weighted index of investment-grade fixed-rate municipal bonds that mature between December 31, 2014 and December 31, 2015, is designed to represent FMR's view of how the fund's competitive universe will perform over time." We do not believe including an index name in "Fund Summary" (or "Investment Details") would be helpful to investors in the case of these funds as the indices at issue are not widely used or recognized in the market place. However, we believe that the disclosure in "Investment Details" provides appropriate detail on the indices, and the disclosure in "Investment Summary" appropriately summarizes FMR's policy of using a customized municipal bond index as a guide in structuring each fund and selecting its investments. In addition, we note that once each fund discloses performance, the index name will appear in the "Performance" section. Accordingly, we have not modified disclosure.

2. All funds

"Fund Summary" (prospectuses)

"Principal Investment Strategies"

"Potentially investing more than 25% of total assets in municipal securities that finance similar types of projects."

C: The Staff requests that we add concentration risk to the "Fund Summary" and "Investment Details" sections.

R: None of the funds has a policy to concentrate in any industry or group of industries. Therefore, we have not modified our disclosure. We note that we include the disclosure at issue because we believe it is relevant and helpful to shareholders to understand that the funds may have a substantial amount of assets invested in municipal securities that are related in such a way that an economic, business, or political development or change affecting one such security would likewise affect the other securities. See Former Guide 19 to Form N-1A (if a company invests or may invest 25% or more of its assets in securities the interest upon which is paid from revenues of similar type projects, it should to disclose this fact).

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105) Post-Effective Amendment No. 153

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3. All funds

"Fund Summary" (prospectuses)

"Investment Advisers"

"FMR is the fund's manager. Fidelity Investments Money Management, Inc. (FIMM) and other investment advisers serve as sub-advisers for the fund."

C: The Staff would like confirmation that "other investment advisers" do not manage 30% or more of a fund.

R: We confirm that "other investment advisers" (other than the managers named in disclosure, as applicable) do not manage 30% or more of a fund's assets.

4. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

"You may buy or sell shares of the fund through a Fidelity brokerage or mutual fund account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share of the fund is its NAV, minus the short-term redemption fee, if applicable. Your shares will be sold at the NAV next calculated after your order is received in proper form, minus the short-term redemption fee, if applicable.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$10,000

The fund may waive or lower purchase minimums."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b), which require information pertaining to minimum initial investment, subsequent investment, and redemption procedures.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105) Post-Effective Amendment No. 153

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R: We believe the disclosure at issue is consistent with Item 6(a) and 6(b), and note that comments previously received by the Staff on this section were reflected in the 485(a) filing made on March 2, 2011 for the funds.

5. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies"

"FMR normally invests at least 80% of the fund's assets in municipal securities whose interest is exempt from federal income tax. The municipal securities in which the fund invests are normally investment-grade (those of medium and high quality). Although FMR does not currently intend to invest the fund's assets in municipal securities whose interest is subject to federal income tax, FMR may invest all of the fund's assets in municipal securities whose interest is subject to the federal alternative minimum tax."

C: The Staff requests that we add an alternative minimum tax risk to the "Investment Details" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Investment Details" section appropriately discloses the funds' principal investment risks. Accordingly, we have not added disclosure.

6. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies" and "Principal Investment Risks"

(Principal Investment Strategies)
"In addition to the principal investment strategies discussed above, FMR may invest the fund's assets in lower-quality debt securities. FMR may invest the fund's assets in municipal debt securities by investing in other funds."

(Principal Investment Risks)
"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes. If the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality) tend to be particularly sensitive to these changes. Municipal securities backed by current or anticipated revenues from a specific project or specific assets can be negatively affected by the discontinuance of the taxation supporting the project or assets or the inability to collect revenues for the project or from the assets. If the Internal Revenue Service (IRS) determines an issuer of a municipal security has not complied with applicable tax requirements, interest from the security could become taxable and the security could decline significantly in value.

Lower-quality debt securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105) Post-Effective Amendment No. 153

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R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." We note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

7. All funds

"Investment Details" (prospectuses)

"Description of Principal Security Types"

"Money market securities are high-quality, short-term securities that pay a fixed, variable, or floating interest rate. Securities are often specifically structured so that they are eligible investments for a money market fund. For example, in order to satisfy the maturity restrictions for a money market fund, some money market securities have demand or put features, which have the effect of shortening the security's maturity. Municipal money market securities include variable rate demand notes, commercial paper, and municipal notes.

Derivatives are investments whose values are tied to an underlying asset, instrument, or index. Derivatives include futures, options, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of a security or index) and credit default swaps (buying or selling credit default protection).

Forward-settling securities involve a commitment to purchase or sell specific securities when issued, or at a predetermined price or yield. Payment and delivery take place after the customary settlement period."

C: The Staff noted that principal security types shown above were not mentioned in the "Fund Summary" section and requests that they be added to "Principal Investment Strategies."

R: We believe that the disclosure under the sub-heading "Principal Investment Strategies" in the "Fund Summary" section appropriately discloses the fund's principal investment strategies. Accordingly, we have not added disclosure.

8. All funds

"Investment Details" (prospectuses)

"Principal Investment Risks"

"Leverage Risk. Derivatives and forward-settling securities involve leverage because they can provide investment exposure in an amount exceeding the initial investment. Leverage can magnify investment risks and cause losses to be realized more quickly. A small change in the underlying asset, instrument, or index can lead to a significant loss. Assets segregated to cover these transactions may decline in value and are not available to meet redemptions. Forward-settling securities also involve the risk that a security will not be issued, delivered, or paid for when anticipated."

C: The Staff requests that we add leverage risk to the "Fund Summary" section.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the funds' principal investment risks. Accordingly, we have not added disclosure.

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105) Post-Effective Amendment No. 153

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9. All funds

"Fund Summary" (prospectuses)

"Fee Table"

(Example from Fidelity Municipal Income 2015 Fund - Class A)

Shareholder fees (fees paid directly from your investment)
Maximum sales charge (load) on purchases (as a % of offering price)	2.75%
Maximum contingent deferred sales charge (as a % of the lesser of original purchase price or redemption proceeds)A	None
Redemption fee on shares held less than 30 days (as a % of amount redeemed)	0.50%

A Class A purchases of $250,000 or more will not be subject to a front-end sales charge, but may be subject to a 0.50% contingent deferred sales charge (CDSC) if the intermediary has elected an upfront finder's fee at the time the shares are purchased, or a 0.75% CDSC if the shares purchased are recordkept in a Fidelity Advisor 401(k) Retirement Plan.

C: The Staff requests we update the maximum contingent deferred sales change line item to read "0.75%" instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. We understand that this is appropriate, in accordance with Instruction 2(a)(ii) to Item 3, "[i]f more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load))" (in which case the first caption in the table would read "Maximum Sales Charge (Load)" and would show the maximum cumulative percentage). However, we believe this result would not be appropriate for these funds as they do not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge for Class A in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

10. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105) Post-Effective Amendment No. 153

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C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

11. All funds

"Trustees and Officers" (SAIs)

C: The Staff requests we include disclosure stating that all directorships for the past five years are currently disclosed.

R: We are aware that Item 17(a)(1) of Form N-1A requires, among other things, disclosure of the principal occupation for each director of a fund during the past 5 years, and that Item 17(b)(3)(ii) further provides as follows: "Unless disclosed in the table required by paragraph (a)(1) of this Item 17 or in response to paragraph (b)(3)(i) of this Item 17, indicate any directorships held during the past five years by each director in any company with a class of securities registered pursuant to section 12 of the Securities Exchange Act (15 U.S.C. 78l) or subject to the requirements of section 15(d) of the Securities Exchange Act (15 U.S.C. 78o(d)) or any company registered as an investment company under the Investment Company Act, and name the companies in which the directorships were held." We are aware of the need to respond to these requirements and have disclosed directorships held during the past five years. Neither Item 17(a)(1) nor Item 17(b)(3)(ii) requires the inclusion of the requested statement, and we do not believe such a statement would be helpful to shareholders. Moreover, we do not believe such disclosure is consistent with Instruction C.1 of Form N-1A, which provides that funds should avoid simply restating legal or regulatory requirements to which they are generally subject. Accordingly we have not modified the disclosure.

12. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

Fidelity Fixed-Income Trust (File Nos. 002-41839 and 811-02105) Post-Effective Amendment No. 153

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1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.